UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15-d 16 of
The Securities Exchange Act of 1934

FOR THE PERIOD ENDED:  December 31, 2002

COMMISSION FILE NUMBER:  0-30314

DEALCHECK.COM INC.

(Exact name of Registrant as specified in its charter)

ONTARIO, CANADA

(Jurisdiction of Incorporation)

47 Avenue Road, Suite 200, Toronto, Ontario, Canada M5R 2G3

(Address of principal executive Offices)

(416) 860 0211

(Registrant's telephone number, including area code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒      Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEALCHECK.COM INC.

(Registrant)

February 25, 2003	By: /s/ Terence Robinson

Date	Chief Executive Officer

DEALCHECK.COM INC.

Dealcheck.com Inc. has elected to provide quarterly financial and other information generally comparable to that required to be provided by United States Issuers on Form 10-Q. This report relates to the period of nine months ended December 31, 2002.

TABLE OF CONTENTS

		Page No.

PART I - FINANCIAL INFORMATION

ITEM 1	Financial Statements	3-7

	Consolidated Balance Sheets	3
	Consolidated Statements of Operations and Deficit	4
	Consolidated Statements of Changes in Financial Condition	5
	Notes to Financial Statements	6-11

ITEM 2	Management Discussion and Analysis of Financial Condition and Results of Operations	12-15

ITEM 3	Quantitative and Qualitative Disclosures About Market Risk	15

ITEM 4	Controls and Procedures	15

PART II - OTHER INFORMATION

ITEM 1	Legal Proceedings	16
ITEM 2	Changes in Securities	16
ITEM 3	Default Upon Senior Securities	16
ITEM 4	Submission of Matters to a Vote of Security	16
ITEM 5	Other Information	16
ITEM 6	Exhibits	16

	Signature	1

	Certifications	17-18

ITEM I - FINANCIAL STATEMENTS

Dealcheck.com Inc.
Consolidated Balance Sheet
(Canadian Dollars)
December 31, 2002 and 2001

	December 31	March 31	December 31
	2002	2002	2001
	(Unaudited)	(Audited)	(Unaudited)

ASSETS:

Current
Cash	$106	$47,708	$1,433
Amounts receivable (Note 4)	47,182	20,597	23,541
Short-term Investments	-	-	31,568
Advances to directors, non-interest bearing	-	-	37,054

	$47,288	$68,305	$93,596

Long-term investments	-	-	2,488
Capital assets	-	-	21,221
Product development costs (Note 3)	-	138,921	151,478

	$47,288	$206,596	$268,783

LIABILITIES:

Current
Accounts payable and accrued liabilities	$63,741	$65,967	$60,200
Advances from shareholder, non-interest bearing	266,440	135,757	149,596

	$330,181	$201,724	$209,796

SHAREHOLDERS' EQUITY:

Capital stock	20,393,106	20,393,106	20,059,143
Deficit	(20,675,999)	(20,388,234)	(20,000,156)

	$(282,893)	$4,872	$58,987

	$47,288	$206,596	$268,783

See accompanying notes

APPROVED BY THE BOARD

/s/ Kam Shah	Director

/s/ Terence Robinson	Director

Index

Dealcheck.com Inc.
Consolidated Statements of Operations and Deficit
(Canadian Dollars)
For the Nine months ended December 31, 2002 and 2001
(Unaudited)

	Three months to	Nine months to	Three months to	Nine months to
	December 31,	December 31,	December 31,	December 31,
	2002	2002	2001	2001

INCOME

Operational Services	$-	$-	$-	$60,000
Exchange gain	-	-	-	1,457

	$-	$-	$-	$61,457

EXPENSES

Travel, promotion and consulting	$26,483	$141,075	$421,085	$538,162
Net loss on investments	-	-	277,733	277,733
Professional fees	2,308	29,037	33,717	72,776
Projects development costs (Note 3)	91,463	91,463	16,026	16,326
Bank charges and interest	1,588	2,484	445	1,182
Rent	1,428	4,400	11,726	33,589
Telephone, Internet and courier	97	2,364	1,887	7,306
Transfer agents fees	3,810	7,472	3,628	7,560
Shareholders information	1,950	3,056	4,684	7,673
Amortization	-	-	6,516	24,890
Office and general	4,528	6,414	9,144	19,108

	$133,655	$287,765	$786,591	$1,006,305

Net loss for period	(133,655)	(287,765)	(786,591)	(944,848)
Deficit at beginning of period	(20,542,344)	(20,388,234)	(19,213,565)	(19,055,308)

Deficit at end of period	(20,675,999)	(20,675,999)	(20,000,156)	(20,000,156)

Net loss per share	$(0.02)	$(0.04)	$(0.16)	$(0.20)

See accompanying notes

Index

Dealcheck.com Inc.
Consolidated Statements of Cash Flows
(Canadian Dollars)
For the Nine months ended December 31, 2002 and 2001
(Unaudited)

	Three	Nine Months	Three	Nine Months
	Months ended	ended	Months ended	ended
	December	December	December 31,	December 31,
	31, 2002	31, 2002	2001	2001

OPERATING ACTIVITIES

Net loss for period	$(133,655)	$(287,765)	$(786,591)	$(944,848)
Amortization	-	-	6,516	24,890
Write-off of product development costs	91,331	91,463	16,026	16,326
Non cash operating transactions	-	-	223,582	244,314
Net loss on investments	-	-	277,733	277,733

	$(43,324)	$(196,302)	$(262,734)	$(381,585)

Amounts receivable	(37,116)	(26,585)	149,401	284,331
Accounts payable and accrued liabilities	594	(2,226)	29,339	(4,603)

	$(78,846)	$(225,113)	$(83,994)	$(101,857)

INVESTING ACTIVITIES

Purchase of capital assets	$-	$-	$-	$(353)
Product Development Costs	46,921	46,921	(1,653)	(38,627)

	$46,921	$46,921	$(1,653)	$(38,980)

FINANCING ACTIVITIES

Net advances from shareholders	$31,711	$130,590	$66,115	$65,276
Net advances to directors	-	-	16,388	36,257

	$31,711	$130,590	$82,503	$101,533

Increase (decrease) in cash during period	$(214)	$(47,602)	$(3,144)	$(39,304)
Cash at beginning of period	320	47,708	4,577	40,737

Cash at end of period	$106	$106	$1,433	$1,433

Supplemental disclosures
Non-cash operating activities

Shares issued in settlement of consulting fee				$165,853
Shares issued in reimbursement of expenses				62,744
Shares issued in reimbursement of professional fees			15,717	15,717
Receivable settled by shares				(215,431)

			$15,717	$28,883

Index

Dealcheck.com Inc.
Notes to Consolidated Financial Statements
For the Nine months ended December 31, 2002 and 2001
(Unaudited)

1.  BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada for interim information and with the instructions to Form 10Q and Rule 10-1 of the United States Securities Act of 1933 or Regulation S-X. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all material adjustments consisting of normal recurring accruals and certain adjustments to reserves and allowances considered necessary for a fair presentation have been included. Operating results for the nine months ended December 31, 2002 are not necessarily indicative of the results that may be expected for the year ending March 31, 2003.

2.  GOING CONCERN

These financial statements have been prepared on the going concern basis, which presumes the Company will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future.
As at December 31, 2002, the Company has a working capital deficiency of $282,893, has incurred a net loss of $287,765 for the nine months ended December 31, 2002, and has an accumulated deficit of $20,675,999.
The ability of the Company to continue as a going concern is uncertain and is dependent on achieving profitable operations, commercialising its Biochex technology and continuing development of new technologies, the outcome of which cannot be predicted at this time. Accordingly, the Company will require, for the foreseeable future, ongoing capital infusions in order to continue its operations, fund its research and development activities, and ensure orderly realization of its assets at their carrying value. The consolidated financial statements do not reflect adjustments in carrying values and classifications of assets and liabilities that would be necessary should the Company not be able to continue in the normal course of operations.
The Company is not expected to be profitable during the ensuing twelve months and therefore must rely on securing additional funds from existing shareholders and by the issuance of shares of the Company for cash consideration.

Index

Dealcheck.com Inc.
Notes to Consolidated Financial Statements
For the Nine months ended December 31, 2002 and 2001
(Unaudited)

3.  PRODUCT DEVELOPMENT COSTS

2002	Balance at March 31, 2002	Incurred during period	Written 0ff during period	Amortized during period	Balance at December 31 2002

Biochex.com	138,291	(46,828)	(91,463)	-	-

	$138,291	$(46,828)	$(91,463)	$-	$-

2001	Balance at March 31, 2001	Incurred during period	Written 0ff during period	Amortized during period	Balance at December 31 2001

IRCheck.com	21,370	-	(16,026)	(5,344)	-
Biochex.com	113,151	38,327	-	-	151,478

	$134,521	$38,327	$(16,026)	$(5,344)	$151,478

Biochex.com is a project initiated by the Company's subsidiary, 1388755 Ontario Inc. The project involves the design and development of a prototype of a wireless and portable Internet appliance for medical data logging system.
During the period ended December 31, 2002, no further expenditure was incurred. The company's application for an investment and innovation tax credit on the expenses incurred during the fiscal 2001 was approved and a refund of $46,688 was assessed and received subsequent to the period end. At the period-end, the refund was set up as receivable and was reduced from the cost of the project as per the stated accounting policy.
At December 31, 2002, the management reviewed the status of the project. It concluded that the prototype was unlikely to be completed in the near future due to the fact that its completion date continued to be postponed for over a year. While the Chief technology officer maintained that his team was working on the prototype, no details were available of either the problems currently being encountered or the real state of the prototype. Management was unable to obtain any realisable value for the project at the period end and have therefore decided to write off the costs.

Index

Dealcheck.com Inc.
Notes to Consolidated Financial Statements
For the Nine Months ended December 31, 2002 and 2001
(Unaudited)

4.  AMOUNTS RECEIVABLE

	31-DEC-02	31-MAR-02

Secured receivable	$-	$-
Convertible loans (i)	-	3,395
Due from directors	-	6,087
Taxes receivable (ii)	46,688	-
Other receivables	494	11,115

	$47,182	$20,597

(i)  Convertible loans are funds advanced to a related public corporation, bearing interest at 5% per annum and payable on demand. The advances are convertible, at the option of the Company into the common shares of the related entity at $0.10 USD per share.
On December 31, 2002, the entire balance of the convertible loan of $4,082 was acquired by a shareholder corporation and reduced from the balance payable to the said corporation.
(ii)  Taxes receivables comprise investment tax credit and innovation tax credit allowed on the expenses incurred on the Biochex project for the fiscal year 2001.

5.  COMMITMENTS AND CONTINGENT LIABILITIES

(a)  The Company entered into a consulting agreement with a shareholder corporation on October 1, 2001. The agreement required the corporation to provide financial services. The consulting fee was US $10,000 per month payable in advance. The agreement expires on March 31, 2003 and is subject to automatic renewal unless cancelled in writing by either party. However, the fee was revised down to $5,000US per month effective April 1, 2002.
(b)  The Company entered into a consulting agreement with a corporation, which has common management and directors on April 1, 2000. The agreement required the corporation to provide investor relations services for a monthly fee of $10,000.The agreement expired on March 31, 2002 and was originally renewed for another year up to March 31, 2003. However, the agreement was terminated effective October 1, 2002 by a mutual consent of both the parties.
(c)  The company cancelled its existing lease on February 15, 2002 and moved to another location as a sub-tenant effective April 1, 2002 without any long-term lease Commitment. Subsequent to the period end, the company received a Notice of Termination dated February 6, 2003 from the landlord, wherein the landlord claimed rent arrears of $28,924 and current plus next three months rent and damage for the loss of rent for the remaining term of the lease. The management is of the opinion that they have a strong case against the landlord for not paying such rent and penalty and considers the existing provision of approx. $37,000 adequate to cover any liability arising from the lease termination.

Index

Dealcheck.com Inc.
Notes to Consolidated Financial Statements
For the Nine Months ended December 31, 2002 and 2001
(Unaudited)

5.  COMMITMENTS AND CONTINGENT LIABILITIES contd...

(d)   The company entered into consulting contracts with two executive directors for five-year term up to March 31, 2005. The contracts provide for a lump sum compensation of $250,000 each for early termination of the contract without cause.

6.  RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions and balances have been listed below, unless they have been disclosed elsewhere in the financial statements.

•	Operational services fee income of $nil (2001 - $60,000) were earned from a corporation which has common management.

•	Included in travel, promotion and consulting expense is a fee of $60,000 (2001 - $90,000) to a corporation, which has common management.

•	Rent and telephone expense are net of recoveries of $nil (2001 - $79,494) from corporations, which share common management and directors.

•	Rent and telephone expenses of $4,095 (2001 - $nil) are charged by a shareholder corporation which has common management.

•	Included in professional and consulting fees are fees of $21,187 (2001 - $98,517) charged by a shareholder corporation which has common management for the services of the directors of the Company.

•	Business expenses of $2,278 (2001 - $27,030) were reimbursed to directors of the corporation.

•	Consulting fees include amounts to a shareholder corporation of $70,254 (2001 - $46,710).

7.  SEGMENTAL INFORMATION

The Company's operations include three reportable operating segments -
Business services:   this segment includes management and operational services to investee companies and others.
Product development:  This segment includes revenue from the Company's own web sites and technical projects.
Incubation:   This segment includes dividend and/or capital gains earned through long-term investments in start-ups and emerging companies.

Index

Dealcheck.com Inc.
Notes to Consolidated Financial Statements
For the Nine Months ended December 31, 2002 and 2001
(Unaudited)

The following table presents summarised financial information for the nine months ended December 31, 2002 and 2001.

Business Segments

	Business	Product
	Services	Development	Incubation

2002
Total revenue	$-	$-	$-
Earnings (losses) from operations	$-	$(91,463)	$(81,075)
Total assets	$-	$-	$-
Total liabilities	$-	$-	$63,741

2001
Total revenue	$60,000	$-	$-
Earnings (losses) from operations	$60,000	$-	$(374,767)
Total assets	$-	$151,478	$57,597
Total liabilities	$-	$-	$60,200

Reconciliation to Financial Statements

		2002	2001

Revenue
Total revenue from reportable segments		$-	$60,000
Other		-	1,499

		$-	$61,499

Net Loss
Total earnings (losses) from continuing operations for reportable segments		$(172,538)	$(314,767)
Other		(115,227)	(630,081)

		$(287,765)	$(944,848)

Assets
Total assets used for reportable segments		$-	$209,075
Other		47,288	59,708

		$47,288	$268,783

Liabilities
Total liabilities used for reportable segments		$63,741	$60,200
Other		266,440	149,596

		$330,181	$209,796

Geographic Information
The Company operates from one location in Canada. All its assets are located at this location.

Index

Dealcheck.com Inc.
Notes to Consolidated Financial Statements
For the Nine Months ended December 31, 2002 and 2001
(Unaudited)

8.  DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINICPLES

These interim financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada. The principles adopted in these interim financial statements conform in all respects to those generally accepted in the United States except as follows:
Under Canadian GAAP, product development costs incurred during each period are capitalized and the accumulated amount is reported on the balance sheet. Under United States GAAP, these costs are expensed in each period.
The following table summarizes the effect of this difference in accounting principle:

	December 31, 2002	December 31, 2001

Loss for the period as reported under Canadian GAAP	$133,655	$1,332,926
Development costs for the period, being deferred now written off	-	25,140

Loss for the period as reported under US GAAP	$133,655	$1,358,066

Total assets as reported under Canadian GAAP	47,288	206,596
Development costs to be expensed	-	(138,291)

Total assets as reported under US GAAP	$47,288	$68,305

Deficit as reported under Canadian GAAP	(20,675,999)	(20,388,234)
Development costs to be expensed	-	(138,291)

Deficit as reported under US GAAP	$(20,675,999)	$(20,526,525)

Index

ITEM 2  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the consolidated (unaudited) financial statements of the Company, which have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. A summary of material adjustments to conform to U.S. GAAP is set out in Note 8 to the consolidated (unaudited) financial statements.

RESULTS OF OPERATIONS

	Three Months to	Nine Months Ended December 31
	December 31, 2002	2002	2001

	-----------------------------In 000' CDN$ ---------------------------
Income	-	-	61
Expenses	134	288	1,006

Net Loss for Period	133	288	945

Deficit at end of period	20,676	20,676	20,000

Income

There was no revenue during the nine-month period to December 31, 2002. Revenue for the corresponding period in the previous fiscal year represented, mainly, operating services fee of $60,000. The fee was charged at the rate of $10,000 per month to a shareholder corporation for management services. No such services were rendered during the fiscal 2003.

Income for the three months to December 31, 2002 was $nil. The income for the corresponding previous period was $nil. The management services agreement discussed above was canceled effective October 1, 2001. Hence during the three months ended December 31, 2001, no revenue was earned from these sources.

Expenses

Overall expenses other than the investment losses declined by 73% to approx. $134,000 during the three months ended December 31, 2002 from $509,000 for the three months period in the previous year. Decline for the nine month period was about 61%.

The major components of expenses are as follows:

Travel, promotion and consulting

	Three months to
	December 31,		Nine months ended December 31
	2002	2001	2002	2001

Travel, meals and entertainment	196	4,379	703	21,524
Consulting	26,287	86,310	140,372	165,510
Promotion	-	330,396	-	351,1282

	26,483	421,085	141,075	538,162

% of operating expenses	20%	83%	49%	74%

Index

Absence of any major new activity during the current period accounted for significant decline in travel, meals and entertainment costs, compared to the previous period.

Consulting and promotion costs include the following major charges -

  Fee charged for investor relations services by a shareholder corporation of $60,000 for the nine months ended December 31, 2002 and $ nil for the three months ended on that date compared to $90,000 and $30,000 respectively for the same periods in the previous fiscal year. These charges were covered by a contract, which provided for a fee of $10,000 per month. This contract was terminated by a mutual consent between the parties with effect from October 1, 2002.
  Fee charges for financial services by another shareholder corporation of $70,254 for the nine months ended December 31, 2002 and $24,108 for the three months ended on that date compared to $46,710 and $46,710 respectively for the same periods in the previous fiscal year. The fee was charged according to a contract entered on October 1, 2001 and provided for a monthly fee of $10,000US. However, effective April 1, 2002, the fee was revised down to $5,000US per month.
  Fee for director's services as an executive was $7,961 for the nine months ended December 31, 2002 compared to $28,800 for the same period in the fiscal 2002. These fees are charged on the basis of the actual time spent on the company's affairs. Significant decline in activities of the company resulted in lower time being spent on the company's matters.

2001 period costs also included a charge of $351,128 from a non-related corporation for promotion under a contract signed on August 15, 2001. This contract was terminated in October 2001. No such promotion activities were carried out in 2002.

Overall travel, meals and entertainment expenses have declined due to absence of any major new initiatives.

Professional fees

Professional fees for the nine months ended December 31, 2002 were $29,037 compared to $72,776 for the same period in 2001. The fee for both the periods mainly consisted of fees paid to a director for providing financial, accounting and corporate services. This fee declined from $69,000 in 2001 to $16,000 in 2002 due to lesser time being spent on the company's activities.

Fee for the quarter ended December 31, 2002 was $2,300 compared to $34,000 for the same quarter in the previous fiscal year.

Project development costs

See investment section under Liquidity and Capital Requirements for details of this cost.

Other operating costs

Other operating costs mainly consist of rent, telephones, transfer agents, shareholders information, amortization and office costs.

These costs for the three months ended December 31, 2002 were $13,401 compared to $38,030 for the same period in 2001. The costs for the nine months to December 31, 2002 were $26,190 compared to $101,308 for the previous period.

The major reduction was in rent, which was reduced from $33,589 in 2001 to $4,400 owing to the company canceling its expensive lease in February 2002 and moving to a smaller location as a sub-tenant. Another cost item was amortization of fixed assets and development costs which was $24,890 in 2001 and $ nil in 2002 since all the assets were written off at the end of the fiscal 2002.

Index

Overall decline in operating costs reflect the company's efforts at keeping these costs to the minimum and is in line with decline in the activities of the company.

Other matters

Operating expenses for the nine months ended December 31, 2002 include a sum of $5,534 representing part of input tax credit for the fiscal years 1999 through 2001 being disallowed as a result of an audit conducted by Canada Customs and Revenue Agency. Since the amount involved was relatively small, the management decided it would not be cost effective to contest the assessment.

LIQUIDITY AND CAPITAL REQUIREMENTS

Cash and working capital

Cash on hand at December 31, 2002 was $106 compared to $47,708 at March 31, 2002 and $1,433 at December 31, 2001.

There was a deficit of $282,893 in the net working capital at December 31, 2002 compared to a deficit of $116,200 at December 31, 2001.

Major cause for increase in working capital deficit was increase in borrowings from shareholders to meet operational needs. These borrowings increased from $150,000 at December 31, 2001 to $266,000 at December 31, 2002.

During the nine months to December 2002, the company spent about $225,113 on operational activities (2001: $101,857) and $ nil on investments (2001: $38,980). The cash requirement was met by borrowing about $130,590 (2001: $101,533) from shareholders and using the cash on hand at the beginning of the period of $47,700. Another source was investment tax credit of $47,000 assessed on the research and development costs incurred during the fiscal 2001. This is more fully explained later.

Investments

The Company made no new investments or incurred any additional costs on the existing projects during the nine months ended December 31, 2002 (2001: $37,000). Most of the investments made during the fiscal 2000 and 2001 were either liquidated or written off at March 31, 2002. Full details of the investments by category are given in the management discussion and analysis accompanying the audited financial statements at March 31, 2002, which are included in the annual report, F-20 filed on September 11, 2002.

Biochex Project

This project is handled through the company's wholly owned subsidiary, 1388755 Ontario Inc.

The project involves the design and development of a prototype of a wireless and portable Internet appliance for medical data logging system.

The company spent a total of $138,291 as at March 31, 2002. During the nine months ended December 31, 2002, no further expenditure was incurred. The company's application for an investment and innovation tax credit on the expenses incurred during the fiscal 2001 was approved and a refund of $46,828 was assessed and received subsequent to the period end. At the period-end, the refund was set up as receivable and was reduced from the cost of the project as per the stated accounting policy.

At December 31, 2002, the management reviewed the status of the project. It concluded that the prototype was unlikely to be completed in the near future due to the fact that its completion date continued to be postponed for over a year. While the Chief technology officer maintained that his team was working on the prototype, no details were available of either the problems currently being encountered or the real state of the prototype. Management was unable to obtain any realisable

Index

value for the project at the period end and was unable to assess whether the project would ever generate any future revenue source. The net book value of $91,463 was therefore fully expensed.

Should the work on the project progress in future, the management will, at that time, evaluate if it is appropriate and profitable to complete the project. No further production costs are anticipated until the beta testing is successfully concluded.

The commercial launch of this product will depend on the company's ability to attract more funds or other partners with marketing and operational facilities.

Capital expenditure

No major capital expenditure was incurred during the nine months ended December 31, 2002.

Trend information

The management focus during the fiscal 2003 will be to seek acquisition and merger possibilities as well as other new potential financial partners.

Forward Looking Statements

The foregoing Management's Discussion and Analysis contains "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Act of 1934, as amended, and as contemplated under the Private Securities Litigation Reform Act of 1995, including statements regarding, among other items, the Company's business strategies, continued growth in the Company's markets, projections, and anticipated trends in the Company's business and the industry in which it operates. The words "believe," "expect," "anticipate," "intends," "forecast," "project," and similar expressions identify forward-looking statements. These forward-looking statements are based largely on the Company's expectations and are subject to a number of risks and uncertainties, certain of which are beyond the Company's control. The Company cautions that these statements are further qualified by important factors that could cause actual results to differ materially from those in the forward looking statements, including, among others, the following: reduced or lack of increase in demand for the Company's products, competitive pricing pressures, changes in the market price of ingredients used in the Company's products and the level of expenses incurred in the Company's operations. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained herein will in fact transpire or prove to be accurate. The Company disclaims any intent or obligation to update "forward looking statements".

ITEM 3  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We hold no material financial instruments.

We are exposed to foreign currency exchange rate risk as we currently earn revenues and incur expenses in United States dollars and Canadian dollars, exchange rates for these currencies in the future may have an adverse effect on our earnings or assets when United States dollars are exchanged for Canadian dollars. We have not entered into forward foreign exchange contracts in an attempt to mitigate this risk. To date, losses and gains resulting from foreign exchange transactions have been included in our results of operations.

ITEM 4  CONTROLS AND PROCEDURES

(a) Evaluation of disclosure controls and procedures.

Our Chief Executive Officer and our Chief Financial Officer evaluated our "disclosure controls and procedures" (as defined in Rule 13a-14(c) of the Securities Exchange Act of 1934 (the "Exchange Act") as of a date within 90 days before the filing date of this quarterly report. They concluded that as of the evaluation date, our disclosure controls and procedures are effective to

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ensure that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

(b) Changes in internal controls.

Subsequent to the date of their evaluation, there were no significant changes in our internal controls or in other factors that could significantly affect these controls. There were no significant deficiencies or material weaknesses in our internal controls so no corrective actions were taken.

PART II   OTHER INFORMATION

ITEM 1  LEGAL PROCEEDINGS

Subsequent to the date of their evaluation, there were no significant changes in our internal controls or in other factors that could significantly affect these controls. There were no significant deficiencies or material weaknesses in our internal controls so no corrective actions were taken.

Subsequent to the period end, the company received a Notice of Termination dated February 6, 2003 from the landlord, wherein the landlord claimed rent arrears of $28,924 and current plus next three months rent and damage for the loss of rent for the remaining term of the lease. The management is of the opinion that they have a strong case against the landlord for not paying such rent and penalty and considers the existing provision of approx. $37,000 adequate to cover any liability arising from the lease termination.

ITEM 2   CHANGES IN SECURITIES

None.

ITEM 3   DEFAULTS UPON SENIOR SECURITIES

None.

ITEM 4  SUBMISSION OF MATTERS TO A VOTE OF SECURITIES HOLDERS

None - other than the matters included in the Notice of annual and special meeting of the shareholders held on November 28, 2002. The full text of this Notice may be found in Form 6-K filed on the EDGAR on November 8, 2002.

ITEM 5   OTHER INFORMATION

None.

ITEM 6   EXHIBITS

None.

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CERTIFICATIONS

I, Terence Robinson, certify that:

1.  I have reviewed this quarterly report on Form 6-K of Dealcheck.com Inc.;

2.   Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3.   Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4.   The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a)   designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

b)   evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the "Evaluation Date"); and

c)   presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.   The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a)   all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b)   any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.  The registrant's other certifying officers and I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/  Terence Robinson
Chairman and CEO
Dealcheck.com Inc.

February 25, 2002

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CERTIFICATIONS

I, Kam Shah, certify that:

1.  I have reviewed this quarterly report on Form 6-K of Dealcheck.com Inc.;

2.   Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3.   Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4.   The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a)   designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

b)   evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the "Evaluation Date"); and

c)   presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.   The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a)   all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b)   any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.  The registrant's other certifying officers and I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/  Kam Shah
Chief Financial Officer
Dealcheck.com Inc.

February 25, 2002